Exhibit 99.1

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ANNOUNCEMENT ON KEY OPERATING DATA

This announcement is made regarding the operating data for November 2020 of the Group to be published on the Shanghai Stock Exchange and pursuant to Part XIVA of the Securities and Futures Ordinance.

The relevant key operating data was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the relevant information.

This announcement is made regarding the operating data for November 2020 of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (collectively, the “Group”) to be published on the Shanghai Stock Exchange and pursuant to Part XIVA of the Securities and Futures Ordinance.

In November 2020, passenger capacity (measured by available seat kilometres (“ASK”)) of the Group decreased by 21.36% as compared to the same period last year (a year-on-year (“YoY”) basis). Of which, passenger capacity for domestic routes increased by 8.48%, and for regional and international routes decreased by 85.65% and 90.44%, respectively as compared to the same period last year. Compared to the same period last year, passenger traffic (measured by revenue passenger kilometres (“RPK”)) decreased by 29.33%. Of which, passenger traffic for domestic, regional and international routes decreased by 2.35%, 94.46% and 94.02%, respectively as compared to the same period last year. The passenger load factor was 73.74%, representing a decrease of 8.32 percentage points as compared to the same period last year. Of which, the passenger load factor for domestic, regional and international routes decreased by 8.28 percentage points, 44.03 percentage points and 30.07 percentage points, respectively, as compared to the same period last year.

In terms of cargo operations, in November 2020, cargo capacity (measured by available tonne kilometers (“ATK”) - Cargo and Mail) increased by 8.67% as compared to the same period last year. Cargo and mail traffic (measured by revenue tonne kilometres (“RTK”) - Cargo and Mail) increased by 0.65% as compared to the same period last year. The cargo and mail load factor was 47.63%, representing a decrease of 3.80 percentage points as compared to the same period last year.

In November 2020, the Group has newly launched the following major routes: Changchun-Jinan-Zhuhai-Jinan-Changchun, Chongqing-Yinchuan-Harbin-Yinchuan-Chongqing, Beijing Daxing-Ningbo-Beijing Daxing (each seven flights a week).

In November 2020, the Group introduced seven aircraft, including one A320NEO aircraft, three A321NEO aircraft, two A350-900 aircraft and one ARJ21 aircraft; terminated the lease of four aircraft, including one A330-300 aircraft, one A320 aircraft and two EMB190 aircraft. As of the end of November 2020, the Group operated a fleet of 859 aircraft as set out below:

Aircraft Model	Self-owned	Finance Lease	Operating Lease	Subtotal
Airbus 380 Series	4	1	0	5
Airbus 350 Series	0	8	0	8
Airbus 330 Series	4	29	12	45
Airbus 320 Series	96	103	116	315
Boeing 787 Series	4	25	8	37
Boeing 777 Series	8	21	0	29
Boeing 737 Series	157	81	163	401
Boeing 747 Series	2	0	0	2
EMB190 Series	6	0	6	12
ARJ21 Series	1	4	0	5

Total	282	272	305	859

KEY OPERATION DATA OF NOVEMBER 2020

	November 2020			Cumulative 2020
Traffic	Amount	Month-on- Month (“MoM”) Change (%)	YoY Change (%)	Amount	YoY Change (%)
RPK (in million)
Domestic	15,827.57	-10.47	-2.35	124,986.53	-30.35
Regional	11.34	5.42	-94.46	226.03	-92.63
International	391.97	-17.87	-94.02	12,636.33	-83.96

Total	16,230.88	-10.66	-29.33	137,848.89	-47.24

RTK (in million)
Domestic	1,539.63	-9.27	-4.00	12,245.89	-29.37
Regional	2.08	14.23	-89.73	27.88	-90.51
International	612.41	7.04	-45.44	6,474.65	-47.02

Total	2,154.11	-5.14	-21.57	18,748.42	-37.19

RTK - Cargo and Mail (in million)
Domestic	125.71	-0.91	-20.70	1,206.34	-22.58
Regional	1.06	23.65	-44.29	8.13	-66.11
International	577.65	9.03	7.08	5,374.50	1.00

Total	704.43	7.13	0.65	6,588.97	-4.55

Passengers carried (in thousand)
Domestic	10,590.62	-10.19	-0.67	83,964.60	-29.06
Regional	10.63	3.96	-93.55	201.17	-91.34
International	71.73	-5.78	-95.61	2,664.27	-85.73

Total	10,672.98	-10.15	-14.35	86,830.04	-37.69

Cargo and mail carried (in thousand tonnes)
Domestic	77.71	-1.88	-19.51	740.21	-22.57
Regional	1.08	23.95	-37.20	7.94	-62.75
International	59.71	8.52	-8.15	577.39	-7.64

Total	138.49	2.52	-15.17	1,325.55	-17.28

	November 2020			Cumulative 2020
Capacity	Amount	MoM Change (%)	YoY Change (%)	Amount	YoY Change (%)
ASK (in million)
Domestic	21,187.72	-7.34	8.48	172,757.78	-19.97
Regional	40.97	14.46	-85.65	505.86	-87.61
International	781.37	-9.21	-90.44	19,399.13	-79.60

Total	22,010.06	-7.38	-21.36	192,662.76	-38.84

ATK (in million)
Domestic	2,488.66	-7.39	9.78	19,723.34	-19.73
Regional	5.36	14.00	-83.73	64.82	-86.32
International	965.97	13.40	-38.87	10,727.61	-38.28

Total	3,460.00	-2.36	-10.82	30,515.77	-28.07

ATK - Cargo and Mail (in million)
Domestic	581.77	-7.52	14.29	4,175.14	-18.85
Regional	1.67	13.01	-76.93	19.30	-81.87
International	895.65	15.66	6.02	8,981.69	1.80

Total	1,479.09	5.28	8.67	13,176.12	-6.38

	November 2020			Cumulative 2020
Load Factor	Figure (%)	MoM Change (Percentage Points)	YoY Change (Percentage Points)	Figure (%)	YoY Change (Percentage Points)
Passenger Load Factor (RPK/ASK)
Domestic	74.70	-2.61	-8.28	72.35	-10.78
Regional	27.68	-2.38	-44.03	44.68	-30.47
International	50.16	-5.29	-30.07	65.14	-17.70

Total	73.74	-2.71	-8.32	71.55	-11.39

Cargo and Mail Load Factor
Domestic	21.61	1.44	-9.53	28.89	-1.39
Regional	63.55	5.46	37.23	42.12	19.58
International	64.50	-3.92	0.64	59.84	-0.47

Total	47.63	0.83	-3.80	50.01	0.96

Overall Load Factor (RTK/ATK)
Domestic	61.87	-1.28	-8.88	62.09	-8.47
Regional	38.72	0.07	-22.63	43.00	-18.96
International	63.40	-3.76	-7.64	60.36	-9.96

Total	62.26	-1.82	-8.53	61.44	-8.92

Notes:

1.	“RPK(s)” refers to the number of passengers carried multiplied by the kilometers flown;

2.	“RTK(s)” refers to the load (passenger and cargo) in tonnes multiplied by the kilometers flown;

3.	“RTK(s) - Cargo and Mail” refers to the cargo and mail load in tonnes multiplied by the kilometers flown;

4.	“ASK(s)” refers to the number of seats available for sale multiplied by the kilometers flown;

5.	“ATK(s)” refers to the number of tonnes of capacity available for transportation multiplied by the kilometers flown;

6.	“ATK(s) - Cargo and Mail” refers to the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the kilometers flown;

7.	“Passenger Load Factor” refers to RPK expressed as a percentage of ASK;

8.	“Cargo and Mail Load Factor” refers to RTK- Cargo and Mail expressed as a percentage of ATK - Cargo and Mail;

9.	“Overall Load Factor” refers to RTK expressed as a percentage of ATK.

The key operating data above was calculated based on the internal preliminary statistics of the Group, which may be subsequently adjusted or differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the information given above.

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

15 December 2020

As at the date of this announcement, the Directors include Wang Chang Shun, Ma Xu Lun and Han Wen Sheng as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.